

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

THE COMPANY

1. Name of issuer: SDVOSB Materials Technology & Supply LLC (Company)

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

FP:  truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Harrison Kendall
Dates of Board Service:	09/25/17 to present with SDVOSB Materials Technology & Supply LLC, a New York limited liability company (SDVOSB New York") now a wholly owned subsidiary of Company. The Company moved to Florida 03/03/2022
Principal Occupation:	CEO, Owner & Member
Employer:	SDVOSB Materials Technology & Supply LLC, a Florida limited liability company
Dates of Service:	09/25/2017 to present including SDVOSB Florida and New York.
Employer's principal business:	Planning, Sale and Installation of Laboratory Equipment, Furniture, MRO, Supplies, and Material Handling Equipment

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	Founder and CEO
Dates of Service:	09/25/2017 to present, inclusive of service to SDVOSB New York, the Company's wholly owned subsidiary.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	SDVOSB Materials Technology & Supply LLC, a Florida limited liability company.
Employer's principal business:	Planning, Sale and Installation of Laboratory Equipment, Furniture, MRO, Supplies, and Material Handling Equipment
Title:	CEO
Dates of Service:	09/25/2017 to present, inclusive of service to the Company and SDVOSB New York, the Company's wholly owned subsidiary.
Responsibilities:	Full responsibility to manage the company.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Harrison Kendall
Title:	CEO
Dates of Service:	SDVOSB Materials Technology & Supply LLC

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology & Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

Responsibilities:	Full responsibility to manage the company.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No prior positions held with issuer	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	SDVOSB Materials Technology & Supply LLC
Employer's principal business:	Laboratory, Furniture, MRO, and Material Handling plan, provide and install
Title:	CEO
Dates of Service:	09/25/2017 to present inclusive of service with SDVOSB Florida and New York.
Responsibilities:	Full responsibility to manage the company.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Harrison Kendall	Held as %	**100%**

FP:



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.





Business Plan
for
SDVOSB Laboratory
LabTECH Environments
Digitally-Driven
Diversity Supplier
Solutions Provider
We Bring Laboratories to Life

Prepared on 15 November 2022
by
Harrison Kendall, CEO | 100% Service-Disabled Veteran Owner
Harrison.Kendall@SDVOSBmaterials.com
USA +917 216-9400 | +239 710-1772
SDVOSBlaboratory.com

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS – This Business Plan includes "forward looking statements." The Company's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy, and other future conditions and forecasts of future events, circumstances, and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. The Company's actual results may vary materially from those expressed or implied in its forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those in its forward-looking statements include government regulations and economic, strategic, political, and social conditions.



$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

Executive Summary

Introduction – SDVOSB Laboratory – We Bring Laboratories to Life – Veteran Owned, Digitally Driven, Diversity Supply, for the Integrated Laboratory Infrastructure



SDVOSB (Service Disabled, Veteran Owned, Small Business) **Laboratory** (a division of award-winning SDVOSB Materials Technology & Supply LLC founded in 2017 with stable growth) is a Certified Diversity Supplier and digitally-driven integrator of laboratory and LabTECH Environment solutions to **plan, design, install, integrate, certify and manage laboratory facilities, supplies and equipment in science, research, healthcare, safety, and education markets**. From pipettes to innovative Lab Safety and Virtual Reality (VR), AI, and the Internet of Things (IoT) connected devices, we foresee our growing tech-rich network of industry professionals, industry-specific catalogs, e-commerce capabilities and supply-chain management services to enable our clients to procure and manage a broad mix of products branded, manufactured and supplied by SDVOSB Laboratory, third-party partners, and original equipment manufacturers (OEM's).

We are an award-winning, proven, full-service, Veteran Led, Laboratory Integrator and Diversity Supplier in this exploding market-sector. The main source of revenue is:
- Lab Safety Environmental Monitoring and Physical / Cyber Security Integration
- Equipment sales and installation
- Lab testing and certification (every 6 months)
- Equipment management and updating
- Lab Automation through mechatronics
- Collaborative Laboratory communications Systems and Interactive Displays
- Planning and consulting (to lock everyone else out right at the beginning).

Once we get our nose under the tent, we serve our clients and never want to leave.

It is a huge market with little Diversity Supplier participation. As an example, **Thermo Fisher (TMO), the major player in the market sector, revenue for the twelve months ending September 30, 2021 was $39.059B, a 37.06% increase year-over-year**. Thermo Fisher Scientific Inc. provides analytical instruments, equipment, reagents and consumables, software, and services for research, manufacturing, analysis, discovery, and diagnostics. The Company's four premier brands include Thermo Scientific, Life Technologies, Fisher Scientific and Unity Lab Services. Its portfolio of products includes technologies for mass spectrometry, elemental analysis, molecular spectroscopy, sample preparation, informatics, purity chemistry production, protein analysis, Ribonucleic acid (RNA)-interference techniques, immunodiagnostics. **We are an Authorized Partner, Dealer and Installer with Thermo Fisher. They see our worth and wanted us as their Diversity supplier partner.** This is confirmation of our value in the market.

 FP:



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

We are a unique Diversity Supplier business called a SDVOSB (Service Disabled, Veteran Owned, Small Business) and SBA HUBZone Business that gets special mandates for procurements on Federal, State and Local Governments, and Non-Profit and For-Profit Businesses across the country. The Diversity Supplier set-aside mandates total multi-billions of dollars in procurements, in some sectors at least 15% of the total spending; this equals billions of dollars! **In the Laboratory marketplace, at the moment, we are the leading SDVOSB & HUBZone supplier!** The laboratory market is wide open for us to take our piece.

Our company leadership has invested in a property in a HUBZone (Historically Underutilized Business Zone) for our headquarters in Ft Myers Florida, and he has just received this special diversity supplier certification. The HUBZone diversity supply regulations set an additional, minimum 3% set aside requirement for US Federal government agencies like US Department of Health and Human Services, NIH, CDC, USDA, FDA, etc. Few of these agencies are meeting their HUBZone requirements! We could use this to expand our market ever further.

An aging population in the West, growing healthcare in emerging markets, new technologies and new requirements, concerns about lab safety, and, of course, the COVID-19 | SARS-CoV-2 pandemic are driving the industry. This pandemic has just ravaged the country and the World, while the supply-chain has faltered and left many researchers without the lab equipment and environments to do their critical work. At the same time, a wave of understanding of the requirement for equity for underserved groups who have committed their lives for the safety of the Nation has taken hold of America. And most importantly, the Pandemic closed many labs, not allowing the professionals to do ANY work. This led SDVOSB Laboratory to begin work on our exclusive eLaboratory concept environments that allow important work and collaboration to continue under any conditions. Now, at a time when the **world is still in an unprecedented global pandemic, a new report on the CDC gave it very poor marks. We believe we can assist, the impact of laboratory infrastructure and advanced laboratory design has never been more profound.**

The possible release of the COVID-19 virus from a secured biosafety level 4 (BSL-4) laboratory at the Wuhan Institute of Virology, overseen by the Chinese Academy of Sciences, and the need for enhanced pharma, bio and life sciences research to reduce the risk to lab workers and quicker response to future illnesses while fast tracking vaccines and therapeutics opens a gap in the laboratory infrastructure needed to meet the needs of the industry. **We fill this infrastructure gap.**

SDVOSB Laboratory is a Service Disabled, Veteran Owned, Small Business (SDVOSB) and HUBZone Diversity Supplier in the business of integrated Laboratory and Digital eLaboratory planning, design, equipping, installing, testing, cleaning and certifying labs in research, education, medical, and commercial environments.

We find opportunities for set aside procurements on SAM.GOV, FedConnect.net, unisonglobal.com and Federal, State and Local agency procurement sites. We have a marketing staff that reaches out to private industry including, pharma, biotech, life sciences, research, universities, and more

Veterans know how to prepare for a battle. The health and wellbeing for the citizens of the world are the end game. Safety and efficiency are our mantras for the Laboratory of the Future.

FP:  truCrowd



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

Our Team:

Our management team is focused on fast, sustainable growth and ROI (return on investment), experienced in doing business in the unique Laboratory environment, and positioned to drive organic growth and revenue:

Harrison Kendall, CEO, Visionary, Financier, Leader, US Army 1-6 FA 3/1, Afghanistan Operation Enduring Freedom (OEF), Service-Disabled Veteran, is the 100% owner /officer/director. Harrison is responsible for the management, direction and day-to-day decisions for the company.   His key role is the management of the executive team and marketing direction for government clients in the VA, DLA and DoD.

In between his military service and his SDVOSB company, Harrison was a Consultant at SucceedFast Management Consulting (VetsSucceedFast)

- Acted as a lead consultant and trainer to enhance sales training and succession planning with the highest value to customers
- Led the hottest trend for business leaders who want their companies to not only survive but prosper into the 21st century
- Provided inter-generational training and consulting for the high-performance staff, leaders and managers who will change the model and break the mold of business and technology to grow
- Actively engaged business leaders with his expertise in customer service, sales training, project management, and HR management

His military experience includes his overseas duty at Forward Operating Base (FOB) Salerno, Afghanistan and Fort Knox, KY.

- Facilitated project management and creative solution implementation for complex and immediate challenges
- Conducted logistics for materials and supplies management for large project deployment
- Learned the ability to give and take orders and direction in stressful situation
- Acquired Knowledge of and hands on training for the operation and maintenance of multiple Army field artillery pieces
- Received training in the use of all standard issue military firearms, radios, vehicles, field medical equipment and counter terrorism
- Participated in tactics and strategy training as well as counter I.E.D. and combat lifesaving courses
- Developed Team building skills and training and execution in working as a collaborative unit for success

Decorations:

- Army Commendations Medal
- Meritorious Unit Medal
- National Defense Service Medal
- Afghanistan Campaign Medal with Two Campaign Stars









FP: truCrowd

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	*Net Proceeds*
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

SDVOSB Materials, Technology & Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

Laboratory Team Lead Advisor - We are honored to have **Onur Oncer**, a good friend, 100% Service Disable Veteran, and Harry's team mate during their US Army tour in Afghanistan, to lead our SDVOSB Laboratory division out of our NY office. His experience includes Laboratory Manager at the University of Arizona College of Medicine – Tucson - Stem Cells (iPSC) Lab at the Sarver Heart Center; Key Researcher at the University of Arizona Department of Chemistry and Biochemistry; and in his "spare time" he was attending The New York College of Podiatric Medicine in NYC. Onur has numerous collaborative publications and leads our expert group to some of the most interactive and collaborative projects:

- Rotational spectrum and structure of the T-shaped cyanoacetylene carbon dioxide complex, HCCCN - CO2
- Rotational Spectra of T-Shaped Cyanoacetylene - Carbon Dioxide Complex, Hcccn - CO2
- Microwave spectrum and gas phase structure of maleimide
- Microwave spectrum and the gas phase structure of phthalimide

Jonathan's design at the Cooper Medical School, NJ

Jonathan Kendall is the SDVOSB Laboratory, Advisor and Consultant to the Chief Executive Officer **who took his previous company public on NASDAQ via a reverse merger and assisted over 200 institutions with laboratory, research and health environments.** As an advisor, Jonathan consults on the operations and installation teams providing products and professional services to Federal, State, and Local government procurement, acquisition, logistics, agencies, contracts and projects, and prime contractors. He uses his extensive experience and logistic skills to advise on contracts across the United States.

- Acts as mentor to CEO and manages operations, specializing in logistics and project management of large, multifaceted assignments
- Brings together interdisciplinary teams of various ages, educations and backgrounds to successfully build consensus and get projects completed on-time and on-budget
- Utilizes expertise in executive leadership, technology management, and professional development for consulting and coaching services

ORLAGO Organization LLC -Founder– was a diversified Cultural Infrastructure development business that includes Exclusive experTheater™ Experiential-environments for commercial, residential, educational, hospitality, and health facilities; Project Management; Architecture design consultancy; and Experiential Content Development.

- Implemented core business strategies as an International Cultural Infrastructure development company to incorporate projects combining culture, technology, education, living, working and health
- Utilized the revitalization of valued Cultural, Business and Innovation hubs as an engine for community and business empowerment in an economically sustainable model - creating InfraCulture™.

DAOU Systems, Inc. (Nasdaq: DAOU) and INTEGREX Systems Inc., President and VP Video, Imaging, Multimedia, and Architectural Consulting, Jonathan's Alexandria, Va.-based healthcare network





OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

technology, facilities design and integration firm, entered into a reverse-merger agreement to form DAOU-INTEGREX, bolstering its presence and growing its market share.

- Facilitated the company's growth in gaining a synergy in expertise and core competency in voice and video networks, providing new technologies for healthcare organizations
- Aided DAOU to broaden its line of services to feature a full offering of voice, video and data networking, including network design, implementation, management, and desktop operations.
- Strengthened the company's position in the vertical healthcare market with expertise in business development and project management
- Managed the company's operation of six regional offices from its San Diego headquarters, employing a staff of over 200 and providing services to more than 400 academic, research and healthcare organizations throughout the U.S. and abroad.

INTEGREX Systems Corp. – President & Co-founder – was the consolidation of his Kendall and Associates firm from 1984, provided advanced facility, tech, infrastructure design, integration and consulting support services to leading government, architectural, healthcare and educational organizations. Oversaw all management and operations, including the HR, sales and marketing, and technology design departments. A few clients include:

- Harvard Medical, Johns Hopkins, University of Maryland Medical, Cleveland Clinic, Stanford Medical, Pfizer, Montefiore Medical, Children's Hospital of Philadelphia, University of Michigan Life Science Center, Thomas Jefferson University, Washington Hospital Center, Cooper Medical School of Rowan University, American Congress of Obstetricians and Gynecologists, University of Alaska, Arizona State University, Mills College, University of California - San Diego, Medical University of South Carolina, Yale University, University of Delaware, American University, Catholic University, Howard University, Georgetown University, George Washington University, University of Detroit Mercy, Georgia State University.

FP:  truCrowd



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

Key Competition

Thermo Fisher Scientific, Inc.
Thermo Fisher Scientific is an American provisioner of scientific instrumentation, reagents and consumables, and software services. Based in Waltham, Massachusetts, Thermo Fisher was formed through the merger of Thermo Electron and Fisher Scientific in 2006.
NYSE: TMO (NOTE: Thermo Fisher is a supplier and partner of SDVOSB.)

Avantor | VWR
Avantor subsidiary, VWR International is an American company involved in the distribution of research laboratory products, with over 1,200,000 items to more than 250,000 customers in North America and Europe. The U.S. division is headquartered in Radnor, Pennsylvania. Suppliers include Applied Scientific, 3B Scientific Duracell, Kimberly-Clark, Bel-Art Products, and Welch Allyn. VWR primarily serves the government, biotechnology, life science, education, electronics and pharmaceutical sectors.
NYSE: AVTR

Bio-Rad Laboratories
bio-rad.com
Bio-Rad Laboratories, Inc. is an American developer and manufacturer of specialized technological products for the life science research and clinical diagnostics markets. The company was founded in 1952 in Berkeley, California, by husband-and-wife team David and Alice Schwartz, both graduates of the University of California, Berkeley. Bio-Rad is based in Hercules, California, and has operations worldwide.
NYSE: BIO

Additional:
- **Agilent Technologies Inc.**
- **Bruker Corporation**
- **Danaher Corporation**
- **Fujifilm Holdings Corporation (Irvine Scientific Sales Company, Inc.).**
- **PerkinElmer Inc.**
- **Shimadzu Corporation**
- **Waters Corporation**

Interesting that on an extensive Google search, we were unable to find substantial SDVOSB diversity suppliers in the Laboratory Infrastructure marketplace. We will continue the search.

Supplier Diversity and the Laboratory Community

What is Supplier Diversity?
Supplier Diversity programs encourage companies and government agencies to procure from businesses owned by traditionally underrepresented or underserved people such as the disabled, veterans, women, people of color, and members of groups that are certified by private organizations, and State, Local, and Federal government agencies. Diverse-owned businesses often face hurdles that other companies do not, including problems with access to funding, the ability to network as easily, prejudices, and other issues.

FP:  truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

8. **RISK FACTORS**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any of the Convertible Debentures in this Offering. If any of these risks actually occur, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

We may fail if our TruCrowd crowdfunding does not provide the expected service. Crowdfunding (defined as online offerings of the securities of early-stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early-stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early-stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

We compete with other companies and many of our competitors have greater brand recognition and greater financial, marketing and other resources. There are a number of large companies in our marketplace including Thermo Fisher Scientific, a $40 billion company that is now a strategic business partner of ours. We act as one of their Diversity Suppliers in the DEI marketplace. However, we face competition from other companies that offer similar products and services. Some of these competitors have longer operating histories, greater brand recognition, large client basses and significantly greater financial, technical and marketing resources than we possess. These advantages may enable such competitors to respond more quickly to new or emerging trends and changes in customer preferences. These advantages may also allow them to engage in more extensive market research and development, undertake extensive far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners. Increased competition may result in price reductions, reduced gross margin and loss of market share. We may not be able to compete. Our plan is to work with as many competitors as possible in their Diversity Supplier component.

We are controlled by our sole executive officer and director. Harrison Kendall, the sole owner of all of the membership interests in the Company and our sole executive officer and manager controls all of the voting interests of the Company and will continue to hold all such control. Investors in this offering will not have the right to vote on any matters effecting the Company unless and until we convert the Company to a "C" corporation and the Debentures being purchased herewith are converted into shares of common stock of that corporation

 FP: truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

A minimum of $10,000 must be raised by us in order to utilize any of the proceeds and we may not receive sufficient subscriptions to expand our business. The Debentures are being offered by us on a "best efforts basis" and no commitment exists by anyone to purchase any of those Debentures. A minimum of $10,000 in Debentures must be sold by us in order for us to utilize any of the proceeds from the sale of those Debentures (the "Minimum Amount"). We cannot give you any assurance that all or substantially all of the Debentures will be sold. In addition, to the extent that less than substantially all of those Debentures offered are sold and absent additional financing, we may be prevented from fully implementing our immediate business plans. Furthermore, if a substantial number of Debentures offered are not sold, it can be anticipated that the net proceeds therefrom will be used to pay the expenses of this Offering and not used in our business operations. Once subscriptions in the Minimum Amount are accepted by us, the payments for subscriptions will be deposited into our general bank account. Even if we sell all of the Debentures being offered, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of subsequent offerings could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms. If the offering doesn't meet the minimum/target, investments will be canceled and investors refunded

Subscriptions are generally irrevocable and subscribers, except as may be set forth herein, will have no right to disaffirm their subscription to receive a return of their subscription funds once the minimum of $10,000 in Debentures is achieved and their investment is accepted by the Company.

We are an Early-Stage Company with a five (5) year operating history. We are an early-stage company with a 5-year history of revenues and operations. There is no assurance that we will be able to achieve our business goals. Furthermore, unless we close the Offering with substantially all of the Debentures being offered sold, we may not be able to generate sufficient revenue to sustain our operations over the next twelve months. Consequently, we will continue to depend on additional financing in order to maintain our operations and continue with our business activities. Furthermore, if our capital resources are limited due to our failure to sell substantially all of the Debentures, we may also be forced to delay the development or rollout of our products, which could have a material adverse impact on our business. To address our capital needs, we may elect to raise funds through public or private sales of equity or from additional borrowings. Equity financing or the issuance of additional shares to convert debt will be dilutive to our shareholders, including those who become shareholders upon conversion of the Debentures being sold herewith, which conversion, as set forth herein, is mandatory. Furthermore, additional debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business as planned.

We are selling convertible debentures that will, in the Company's discretion, automatically convert into equity, with the debenture holder not having the right to have his debenture paid in cash. At such time as the Company converts from a limited liability company to a corporation, the convertible debentures will, in the sole discretion of the Company, automatically convert into shares of common stock of that corporate entity. This means that debenture holders will have no right to a cash return of their investment and/or accrued interest and will have to wait for the mandatory conversion to take place to learn exactly what their percentage interest in the Company equates to.

General Risks Associated with an Early-Stage Company

Our success is dependent on our key personnel. Our success will depend on the continued employment of Harrison Kendall, our CEO, his father, Jonathan Kendall and other individuals who make up our senior team. We have no employment agreements in place with our key executives but intend to enter into such agreements upon the termination of the Offering. In the event of the death or disability of any of our executives or in the event we are unable to negotiate employment agreements with our key executives, our business, results of operations and financial condition and prospects could be negatively impacted. Assuming the sale of all of the Debentures, we intend to obtain key person life insurance on the life of Harrison Kendall in a minimum amount of $1,000,000 to the extent such insurance is available to the Company. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

FP:  truCrowd



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

The SDVOSB Diversity Certification is lost due to the unlikely death of key personnel. Our special Diversity Supplier certifications are SDVOSB (Service Disabled, Veteran Owned, Small Business) and HUBZone (Historically Underutilized Business Zone)**.** In the event of the death of Harrison Kendall, we would have one year to find another certified Disabled Veteran to take control of the company to keep the SDVOSB Diversity Certification. The HUBZone certification would stay in place because this depends on location and hiring employees in a HUBZone, not Harrison Kendall, and we could continue the HUBZone with no ill effects. However, the failure to replace Harrison Kendall with another certified disabled veteran could have an adverse effect on the Company's financial condition and results of operations.

Our Projections are speculative and are based upon a number of assumptions that may not come to fruition. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. The "forward-looking" statements set forth in the Projections are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Offering Statement. Investors are advised to consult with their own independent tax and business advisors concerning accounting and tax issues. No representations or warranties whatsoever are made by us, our affiliates or any other person or entity as to our future profitability or the results of making an investment in our Debentures. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage our growth. Our anticipated growth of our business will result in a corresponding growth in the demands on our management and our operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain our resources and operational, financial, human and management information systems, which may not be adequate to support our operations and will require us to develop further management systems and procedures. There can be no guarantee that we will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon our business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the areas of our business activities, and there can be no assurance that we will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help us grow, our business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the we grow. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space to warehouse our product inventories. This poses a risk to the implementation of our financial projections and current financial model.

We may not reach our sales goals. We have forecasted our capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for us to achieve our projected growth, which would affect available cash and working capital, ultimately affecting our business, financial condition and results of operations. This could put a purchaser of the Debentures at risk of losing their investment.

We may require additional financing to support our working capital needs which may not be available to us. We may need to explore additional financing transactions that management determines are in our best interest, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the us or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to us. If we fail to raise additional capital in such an offering, or through other fund-raising efforts, such a failure could have a material adverse effect on us and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.





SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

If we incur commercial debt, there may be risks associated with such borrowing. If we incur commercial indebtedness, a portion of our cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements contain restrictive covenants, which may impair our operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender would be senior to the rights of our equity owners which, upon conversion of the Debentures, the Debenture holders would become. A judgment creditor would have the right to foreclose on any of our assets resulting in a material adverse effect on our business, operating results or financial condition.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which we deem to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company which will prevent the investors having a voice in its management. Management presently holds all of our outstanding voting equity. Due to said equity ownership and their positions with the Company, the current officers will be in a position to continue to control our affairs and management after the Offering. Investors must rely entirely on our management to govern our business and affairs.

There may be unanticipated obstacles to the execution of our business plan. Our business plans could change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Our business may not grow as planned which could affect an investor's investment. Our ability to penetrate and expand markets for our products is dependent on our ability to maintain successful relationships with distributors and retailers. Our products will represent a small portion of any one of the distributors and retailer's product line and we will be limited in our ability to incentivize and motivate them to manage and sell our product vs. the potential resources of competitors. Beyond our limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors will play a key role in our success, and if the business does not grow as planned, investors could be at risk of losing their investment.

We operate in intensely competitive and dynamic industries. Our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. Our failure to do so would have a material adverse effect on our business, financial condition and results of operation.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third-party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Furthermore, supply chain matters are not entirely controllable. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology & Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting commercial spending, including general economic and business conditions; commercial confidence; wages and employment levels; debt levels; availability of commercial credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

The securities being sold herewith, i.e., the Debentures, are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of a Debenture will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Debentures, nor the securities into which they are convertible under the Securities Act. Consequently, Debenture holders and shareholders, after the mandatory conversion, may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for our securities, such a market may not develop prior to a registration undertaken by us for the public offering of its securities for its own account or the account of others, and there can be no assurance that we will ever have such a public offering of our securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

The conversion price of the shares underlying the Debentures was arbitrarily determined and is not related to our asset value, projected future value net worth, our financial condition or our results of operations. The conversion price of the shares underlying the Notes (which equates to a 25% discount to the per share price at the time of conversion) was determined by us and is not related to our asset value, projected future value, net worth, and results of operations, financial condition or any other established criteria of value. The factors considered by us include our history, our business prospects, an assessment of our net worth and financial condition and an evaluation of our management. The discount to market per share should in no event, however, be regarded as an indication of any future market price of our common stock. Upon conversion of the Debentures into our shares, new investors should expect substantial dilution of the net tangible book value of the shares that are converted. In addition, upon conversion you could experience further dilution in the net tangible value of your shares as a result of future issuances of common stock and the exercise of outstanding warrants and options, if any. "Dilution" means the difference between the conversion price per share assuming conversion of all of the Debentures and the net tangible book value per share as adjusted for the Offering.

We may be required to register under the Securities Exchange Act. We will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of our business. Although we do not intend to be required to register our securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act of 1934, as amended(as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase our operational expenses and would restrict our activities, thereby possibly having an adverse effect on our business, financial condition and results of operations.

The Sarbanes-Oxley Act of 2002 could, should the we take such action, make our entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, then President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far-reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.

FP:



OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive –

This can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE OFFERING

9.   What is the purpose of this offering?

The purpose of the Offering is to raise capital for general working capital and to support expansion. In addition, the proceeds from this Offering will be used to pay our professionals and/or reimburse management for advancing those expenditures.

FP:  truCrowd



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	*Net Proceeds*
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,235,000.00**
Less: Portal Success Fee of 8%	$800.00	$98,800.00
(B) Star Circle Advisory	$0	$30,000.00
Net Proceeds	**$9,200.00**	**$1,106,200.00**
Use of Net Proceeds		
Capital Expenses - Target - $0 - Max. - $220000		
Product Stock		$100,000.00
Technology (CRM, Lead Gen, Process Management)		$60,000.00
Vehicles		$40,000.00
Furniture, Fixtures, & Equipment		$20,000.00
Salaries, Wages, & Benefits - Target - $0 - Max. - $353000		
PRINCIPALS		$200,000.00
STAFF		$100,000.00
TEMPORARY		$53,000.00
Other Categories - Target - $0 - Max. - $381400		
RESEARCH & DEVELOPMENT		$55,000.00
OFFICE - FL, NY, DC		$30,000.00
WAREHOUSING & LOGISTICS		$15,000.00
PROFESSIONAL SERVICES (HR, WEB, LEGAL, ACCOUNTING)		$90,000.00
TRAVEL		$35,000.00
MARKETING AND SALES		$75,000.00
TAXES		$50,000.00
COMMUNICATIONS		$25,000.00
Reserve	$9,200.00	$158,200.00
Total Use of Net Proceeds	**$9,200.00**	**$1,106,200.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

Notwithstanding anything contained herein to the contrary, our Managing Member, Harrison Kendall, reserves the right to re-allocate the proceeds of the Offering as he determines in his business judgment, without notice to, or consent from, any purchasers of the Debentures.

FP:



OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	*Net Proceeds*
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

11. How will the issuer complete the transaction and deliver securities to the investors?

We have set a minimum offering proceeds figure (the "Minimum Offering Proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and we decide to close the Offering, we will deliver the Debentures directly to the Investors and/or may engage a Stock Transfer Agent to transfer the Debentures.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

We are offering a minimum of $10,000 (the "Minimum Amount") and up to an aggregate of $1,235,000 of our eight (8%) percent, five (5) year Convertible Debentures (the "Debentures"). The Debentures are automatically convertible, at the option of the Company, into shares of our common stock (the "SDVOSB Shares") at a 25% discount to the closing price of those shares on the day that notice of the automatic conversion is given to the Debenture holder by the Company (the "Discounted Share Price") determined by dividing the Discounted Share Price into the Principal Amount of the Debenture plus accrued interest (the "Conversion Price").

The Debentures are being offered on a "best efforts" basis. No assurance can be given that all of the Debentures being offered will be sold. Upon the raising of the Minimum Amount and the acceptance of a subscriber's subscription for the Debentures, those funds will become immediately available to us. To the extent that less than substantially all of the Debentures are sold, we will be prevented from continuing to implement our immediate business plans absent additional financing. Furthermore, if a substantial number of Debentures offered are not sold, it can be anticipated that the net proceeds therefrom will to a great extent be used to pay the expenses of this Offering and not used in our business operations. The Debentures are to be purchased subject to the terms and conditions contained in the Convertible Debenture Purchase Agreement.

See "Exhibit A: 8% Convertible Debenture Sample"
"Exhibit B: Convertible Debenture Purchase Agreement Sample"

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology & Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?


Restrictions on Transfer of the Securities Being Offered


The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> **NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**
>
> **The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Membership Interests						
All owned by Harrison Kendall	Unlimited	100%	Yes ☑ No ☐		Yes ☐ No ☐	
					Specify:	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No The securities being offered are debt securities while the Membership Interests are Equity Interests.

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

No Affect

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The security being sold is a Corporate Convertible Debenture with a face value amount, the price of which was determined arbitrarily, and has no bearing or ties to the valuation of the company.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. The Debentures are convertible to equity at such time as we convert our limited liability status to the status of a corporation and there is a market for our shares. The majority owner of the entity, will have the right to convert the Debentures to equity at such time including the conversion of all accrued interest. In all likelihood, there would be no cash repayment of the Debentures including accrued interest. There is no present intention to pay dividends upon conversion of the Debentures to equity but to retain cash for future expenses and working capital.

No right to participate in any management decisions of the company. The Debenture holders will not have a right to participate in any of our management decisions. At such time as the Debentures are converted to equity, the majority owners of our equity will make all management decisions despite the fact that the Investors do not agree with those decisions, which decisions could put your interest in the company at risk.

The investor has limited rights, if any, to require the Company to repay the amount of the Debenture in cash or to redeem your shares upon conversion. You may want to cash out of your Debenture but the Company is not obligated to repay your Debenture other than converting it into shares of common stock upon conversion of the Company from a limited liability company to a corporation and there is a market for our shares. While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

•   **Additional issuances of securities:**
        Following the investor's purchase of the Convertible Debenture, the Company may sell equity interests to additional investors, which will dilute the percentage interest of the investor in the Company upon conversion of the Debenture. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

•   **Issuer repurchases of securities:**
        The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

•   **A sale of the issuer or of assets of the issuer:**
        As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

•   **Transactions with related parties:**
        The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an equity interest in the company upon conversion of the Debenture into shares of common stock, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
SBA Loan	$95,568.00	7.50%	04/12/2028	Paid monthly
Credit Cards	$1,102.00	25.24%		Normally paid in full monthly
Short Term Notes	$13,283.00	7.50%	As of YE 2021	Paid as of 1/1/2022
EIDL Disaster Loan	$149,600.00	3.75%	06/01/2050	Payment begin 12/2022

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

$285,000 in the bank, taxes paid, credit cards paid, $152,000 accounts receivable

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FP:



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200



SDVOSB Materials, Technology & Supply LLC
FINANCIAL STATEMENTS
For the years ended 2020 and 2021

FP:

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400



OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200



Financial Statements

For the Years ended 2020 and 2021
Index to Reviewed Financial Statements

Table of Contents

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200



Balance Sheet Statement
As of 31 December 2020, and 2021

ASSETS	2020	2021
Current Assets		
Checking Accounts	66,406	164,617
Prepaid Expenses	185	305
Total Current Assets	**66,591**	**164,922**
TOTAL ASSETS	**66,591**	**164,922**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	19,314	1,102
Short Term Notes	12,228	13,283
Total Current Liabilities	**31,542**	**14,385**
Non-current Liabilities		
EIDL Disaster Loan	40,800	149,600
SBA Loan	109,906	95,568
Pay Check Protection Program Loan	10,235	-
Total Non-current Liabilities	**160,941**	**245,168**
Total Liabilities		
Equity		
Owners Contributions (Withdrawals)	-	(89,488)
Members Net Capital	(125,891)	(5,143)
Total Equity	**(125,891)**	**(94,631)**
TOTAL LIABILITIES AND EQUITY	**66,591**	**164,922**

4

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology & Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200



INDEPENDENT ACCOUNTANT REVIEW REPORT

October 17, 2022

The Board of Directors

SDVOSB Materials, Technology & Supply LLC

1801 Palmdale CT

FT Myers, FL 33916

We have reviewed the accompanying balance sheet of SDVOSB Materials, Technology & Supply LLC. (the company) as of December 31, for the years ended 2020 and 2021, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad AbuKhamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

3

FP:  truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200



Income Statement

For the years ended as of 31 December 2020 and 2021

	2020	2021
Total Revenues	-	-
Sales	466,146	918,700
Services	11,383	134,836
Total Revenues	**477,529**	**1,053,536**
Cost of Goods Sold	(311,141)	(809,120)
Gross Margin	**166,388**	**244,416**
Less Operating Expenses		
Contract Labour	43,697	84,261
Legal and Professional Services	48,500	19,100
Travel	22,334	6,876
General and Administrative	64,935	15,597
Advertising	1,492	444
Interest	12,830	7,625
Total Operating Expenses	**193,788**	**133,903**
Net Operating Income (Loss)	**(27,400)**	**110,513**
PPP Loan Forgiveness	-	10,235
Net Income (Loss)	**(27,400)**	**120,748**

5

FP:  truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200



Statement of Changes in Equity

For the period January 1, 2020, to December 30, 2021

	Partners Contributions	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2020	-	(98,491)	(88,257)
Net Loss During 2020	-	(27,400)	(125,891)
Equity Ending Balance as of December 31, 2020	**-**	**(125,891)**	**(125,891)**
Owners Contributions (Withdrawals)	(89,488)	-	(215,379)
Net Profit During 2021	-	120,748	(94,631)
Equity Ending Balance as of December 31, 2021	**-**	**(94,631)**	**(94,631)**

FP:  truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200



Statement of Cash Flow
For the year ended 2021

OPERATING ACTIVITIES	2020	2021
Net Income (Loss)	(27,400)	120,748
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Increase in Prepaid Expenses	(185)	(490)
PPP Loan Forgiveness	-	(10,235)
Net cash used by operating activities	**(27,585)**	**110,393**
FINANCING ACTIVITIES		
Change in Current Liabilities	31,542	(17,157)
EIDL Disaster Recovery Loan	40,800	108,800
PPP Loan	10,235	-
SBA Loan	(57,735)	(14,338)
Members Withdrawals	-	(89,488)
Net cash provided by financing activities	**24,842**	**(12,183)**
NET CASH INCREASE (DECREASE) FOR PERIOD	**(2,743)**	**98,211**
Cash at the beginning of the period	69,149	66,406
CASH AT END OF PERIOD	**66,406**	**164,617**

7





OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	*Net Proceeds*
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**



Notes to the Financial Statements:
As of December 30, 2021

1.   DESCRIPTION OF THE BUSINESS

SDVOSB Materials Technology & Supply LLC was organized in New York on 9/25/2017 and became a wholly owned subsidiary of SDVOSB Materials Technology & Supply LLC in FL on 3/3/2022

SDVOSB Laboratory (a division of award-winning SDVOSB Materials Technology & Supply LLC founded in 2017 with stable growth) is a Certified Diversity Supplier and digitally-driven integrator of laboratory and LabTECH Environment solutions to plan, design, install, integrate, certify and manage laboratory facilities, supplies and equipment in science, research, healthcare, safety, and education markets. From pipettes to innovative Lab Safety and Security Tech and Virtual Reality (VR), AI, and the Internet of Things (IoT) connected devices, we foresee our growing tech-rich network of industry professionals, industry-specific digital catalogs, e-commerce capabilities and supply-chain management services to enable our clients to procure and manage a broad mix of products branded, manufactured and supplied by SDVOSB Laboratory, third-party partners, and original equipment manufacturers (OEM's).

We are an award-winning, proven, full-service, Veteran Led, Laboratory Integrator and Diversity Supplier in the Government Contracting Space in this exploding market-sector. We are a unique, Certified Diversity Supplier/Installer as a HUBZone (Historically Underutilized Business Zone) and SDVOSB (Service Disabled, Veteran Owned, Small Business) that encourage buyers to look at us first, and give us an advantage, for procurements. The main source of revenue is:

- Lab Safety Environmental Monitoring and Physical / Cyber Security Integration
- Equipment sales and installation
- Lab testing and certification (every 6 months)
- Equipment management and updating
- Lab Automation through robotics, containment and custom environmental design
- Collaborative Laboratory communications Systems and Interactive Displays
- Planning and consulting

Management plans to raise additional equity financing. However, there can be no assurance that the Company will successfully obtain sufficient equity financing on acceptable terms, if at all.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

8

FP:  truCrowd


OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

**SDVOSB Materials, Technology &
Supply LLC**
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

Notes to the Financial Statements (Continued)
As of December 30, 2021

2.2.   Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3.   Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.4.   Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.5.   Current Liabilities

The current liabilities balances consisting of both, credit cards balances, which is mainly used to cover general and administrative expenses, and the current portion of the long-term loans.

2.6.   Non-current Liabilities

The company has signed notes for different creditors to finance its operating activities as follows:

•   Paycheck Protection Program (PPP) Loan

    The loan was obtained during 2020 for the amount of 10,235 which was fully forgiven during 2021.

•   Small Business Administration (SBA) Loan

    The loan was obtained on 2018 for the amount of 150,000 and the company is paying the loan due instalments on time.

•   Economic Injury Disaster Loan (EIDL)

    The company has obtained 40,800 during 2020 and 108,000 during 2021. First due instalment shall be due on 2023.

9

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology & Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	*Net Proceeds*
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

   (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
      (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
      (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
      (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
      (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

   (4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
      (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
      (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
      (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

   (5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
      (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
      (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

   (6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

   (7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

FP:  truCrowd



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: SDVOSBmaterials.com

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

    9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
    10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.





SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

    (1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

    (2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

    (3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.





SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	*Net Proceeds*
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

Exhibit A: 8% Convertible Debenture Sample

THIS CONVERTIBLE DEBENTURE ("DEBENTURE") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), NOR ANY STATE SECURITIES LAWS AND NEITHER THIS DEBENTURE NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) THE CORPORATION RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF THIS DEBENTURE, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE CORPORATOIN THAT THIS DEBENTURE MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS

SDVOSB MATERIALS TECHNOLOGY & SUPPLY LLC

(a Florida limited liability company)

8% CONVERTIBLE DEBENTURE

$_____

Dated: _____, 202_

FOR VALUE RECEIVED, the undersigned, **SDVOSB Materials Technology & Supply LLC,** a Florida limited liability company with a place of business at 1801 Palmdale Court (the "Company" and/or the "Borrower"), hereby promises to pay to the order of _____ with an address at _____ (the "Holder"), the principal sum of _____ ($_____) Dollars and accrued interest, in accordance with the terms and subject to the conversion provisions set forth herein. At the sole option of the Company, this Debenture and all accrued interest, upon notice to the Holder, shall automatically convert, into shares of common stock of the Company (the "SDVOSB Shares"): (i) at such time as the Company transitions from a limited liability company to a C corporation; and (ii) there is a public market for the "SDVOSB Shares" on the U.S. Over the Counter Market ("OTC Market") or other U.S. trading platform, including the OTC Markets Pink Sheets (the "Initial Trading Date") as provided Section 2 below.

The Borrower covenants, promises and agrees as follows:

1. Principal and Interest. The Principal Amount with interest thereon computed from the date hereof at the rate of eight (8%) percent per annum shall be payable five (5) years from the date hereof in the event the SDVOSB Shares do not trade on the OTC Market or other US stock exchange (the "Maturity Date") In the event that any interest or other consideration payable with respect to this Debenture shall be deemed to be usurious by a court of competent jurisdiction under the laws of the state of Florida or the laws of any other state governing the repayment hereof, then so much of such interest or other consideration as shall be deemed to be usurious shall be held by the Holder as security for the repayment of the principal amount hereof and shall otherwise be waived.

2. Conversion.

2.1. Mandatory Conversion. After the Initial Trading Date, at the option of the Company, this Debenture shall automatically convert into a number of shares of SDVOSB Shares, at a twenty-five (25%) percent discount to the closing price of those shares on the day the automatic conversion is implemented by the Company (the "Discounted Share Price") determined by dividing the Discounted Share Price into Principal Amount of the Debenture plus accrued interest (the "Conversion Price").

2.2. Exercise of Conversion Right. The conversion right shall occur automatically, with no further action on the part of the Holder, upon notice to the Holer that the Company is exercising its automatic conversion option at which time, this Debenture shall be deemed to have been paid in full and thereafter, null and void.

FP:


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

2.3. <u>Mechanics of Conversion</u>. No fractional shares of Common Stock shall be issued upon conversion of this Debenture. In lieu thereof, the Company shall round up to the nearest whole share. In the case of a dispute as to the calculation of the Conversion Price, the Company's calculation shall be deemed conclusive absent manifest error.

2.4. <u>Reservation of Shares.</u> The Borrower shall at all times reserve and keep available, free from preemptive rights, unissued or treasury shares, shares of Common Stock sufficient to effect the conversion of this Debenture; and, if at any time, the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding principal of this Debenture, the Borrower will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

3. <u>Default.</u>

3.1. Payment of this Debenture shall, at the election of the Holder, be accelerated immediately upon the occurrence of any of the following events (a "Default Event"):

(a) The non-payment by the Company five (5) years after the date hereof in the event the SDVOSB Shares do not trade as set forth above.

(b) If the Company (i) applies for or consents in writing to the appointment of, or if there shall be a taking of possession by, a receiver, trustee or liquidator for the Company of all or substantially all of its property; (ii) admits in writing its inability to pay its debts as they become due; (iii) makes a general assignment for the benefit of creditors; (iv) files any petition for relief under the Bankruptcy Code or any similar federal or state statute; or (v) has assessed or imposed against it, or if there shall exist, any general or specific lien for any federal, state or local taxes against any of its property or assets other than liens for taxes not yet due or being contested in good faith.

(c) Any failure by the Company to cause the Company not to issue and deliver the SDVOSB Shares as provided herein upon automatic conversion of this Debenture.

Notwithstanding the foregoing, the Company shall have ten (10) days from the receipt of a written Notice of Default to cure said Default Event, and no acceleration of payment hereunder shall be deemed to have occurred until the tenth day after the Company's receipt of a written Notice of Default from the Holder of this Debenture. Upon such cure, the terms of this Debenture shall continue in effect.

3.2. Each right, power or remedy of the Holder hereof upon the occurrence of any Default Event as provided for in this Debenture or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for in this Debenture or now or hereafter existing at law or in equity or by statute, and the exercise by the Holder of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by the Holder hereof of any or all such other rights, powers or remedies.

4. <u>Adjustments.</u> The Conversion Price shall be subject to adjustment as follows:

(a) In case the Borrower shall at any time subdivide or combine the outstanding shares of common stock, declare a stock dividend, stock split, reverse stock split or other similar transaction or reclassify its common stock, the Conversion Price in effect immediately prior to such transaction shall be proportionately adjusted to reflect the effect of such transaction. Any such adjustment shall be effective at the close of business on the date such transaction shall become effective.

(b) In case of a consolidation or merger of the Borrower with or into another company (other than a merger or consolidation in which the Borrower is the continuing company and which does not result in a reclassification of outstanding shares of common stock of the class issuable upon the conversion of this Debenture), or in case of any sale or conveyance to another company of the property of the Borrower as an entirety or substantially as an entirety, the Borrower or such successor or purchasing company, as the case may be, shall execute an instrument providing that the Holder shall have the right thereafter to convert this Debenture into the kind and amount of shares of stock and other securities and property receivable upon such reclassification, consolidation, merger, sale, or conveyance by the Holder of the number of shares of Common Stock of the Borrower into which this Debenture might have been converted immediately prior to such reclassification, consolidation,

FP:



OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

merger, sale, or conveyance. Such interest shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for herein. The foregoing provisions of this Debenture shall similarly apply to successive reclassification of shares of Common Stock and to successive consolidations, mergers, sales, or conveyances.

5. Failure to Act and Waiver. No failure or delay by the Holder hereof to insist upon the strict performance of any term of this Debenture or to exercise any right, power or remedy consequent upon a Default Event hereunder shall constitute a waiver of any such term or of any such breach, or preclude the Holder hereof from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable under this Debenture, the Holder hereof shall not be deemed to waive the right either to require payment when due of all other amounts payable under this Debenture, or to declare a Default Event for failure to effect such payment of any such other amount.

The failure of the Holder of this Debenture to give notice of any failure or breach of the Borrower under this Debenture shall not constitute a waiver of any right or remedy in respect of such continuing failure or breach or any subsequent failure or breach.

6. Consent to Jurisdiction. The Borrower hereby agrees and consents that any action, suit or proceeding arising out of this Debenture shall be brought in any court in the City and State of New York, and by the issuance and execution of this Debenture the Borrower irrevocably consents to the jurisdiction of each such court.

7. Transfer/Negotiability. This Debenture shall be transferred on the books of the Borrower only by the registered Holder hereof or by her attorney duly authorized in writing or by delivery to the Borrower of a duly executed assignment. The foregoing notwithstanding, the Borrower shall not transfer this Debenture nor any of the shares of Common Stock issuable upon conversion hereunder except pursuant to registration under the act or an available exemption from the registration requirements of the Act. The Borrower shall be entitled to treat any Holder of record of the Debenture as the Holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in this Debenture in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of New York.

8. Notices. All notices and communications under this Debenture shall be in writing and shall be either delivered in person or accompanied by a signed receipt therefor or mailed first-class United States certified mail, return receipt requested, postage prepaid, and addressed as follows:

If to the Borrower, to:

SDVOSB Materials Technology & Supply LLC
1801 Palmdale Court
Ft. Myers, FL 33916
Attention: Harrison Kendall, Managing Member
Email: harrison.kendall@sdvosbmaterials.com

If to the Holder, to:

_____

_____

_____

_____

9. Governing Law. This Debenture shall be governed by and construed and enforced in accordance with the laws of the State of Florida, or, where applicable, the laws of the United States, without regard to conflicts of law.

FP:


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed as of the date and year first above written.

SDVOSB MATERIALS TECHNOLOGY & SUPPLY LLC

By: _____

Harrison Kendall

Managing Member

FP:  truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

SAMPLE DEBENTURE CONVERSION NOTICE

FOR COMMON STOCK

To: [Holder Name]

From: SDVOSB Materials Technology & Supply LLC

The undersigned hereby irrevocably exercises its option to convert $_____ Principal Amount and $_____ Interest of the Debenture into _____Shares of Common Stock in accordance with the terms of the Debenture at the conversion price then in effect. The number of shares of common stock to be received on conversion is calculated as follows: _____

The Common Stock and certificates therefor deliverable upon conversion, the Debenture reissued in the Principal Amount not being surrendered for conversion hereby (the check or Shares of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice) shall be registered in the name of and/or delivered to the name set forth above unless herein have the respective meanings assigned to them in the Debenture. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time as the rights of the Holder of the Principal Amount of the Debenture set forth above shall cease and the Person or Persons in whose name the Common Stock issued upon conversion shall be registered shall be deemed to have become the holder or holders of record of the Common Stock represented thereby and all voting and other rights associated with the beneficial ownership of such Common Stock shall at such time vest with such Person or Persons.

SDVOSB Materials Technology & Supply LLC

By: _____

  Harrison Kendall, Managing Member

Dated: _____

FP:  truCrowd



SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum

	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

Exhibit B: Sample Debenture Purchase Agreement

DEBENTURE PURCHASE AGREEMENT

DEBENTURE PURCHASE AGREEMENT (this "Agreement") by and between SDVOSB Materials Technology & Supply LLC, a Florida limited liability company (the "Company"), with an address for doing business at 1801 Palmdale Court, Ft. Myers, FL 33916 and the individual and/or entity who executes this Agreement as a Purchaser of a convertible debenture of the Company (the "Purchaser" and the "Debenture," respectively).

R E C I T A L S:

WHEREAS, the Company desires to issue and sell and Purchaser desires to purchase a Debenture in an amount as more fully set forth on the signature page hereof that automatically converts, at the option of the Company, into shares of common stock of the Company (the "SDVOSB Shares") at a twenty-five percent (25%) discount to the closing price of the Company shares of common stock at such time as (i) the Company transitions from a limited liability company to a C corporation; <u>and</u> (ii) there is a public market for the SDVOSB Shares on the U.S. Over the Counter Market ("OTC Market") or other U.S/trading platform, including the OTC Markets Pink Sheets; and

WHEREAS, the Purchaser desires to enter into this Agreement to acquire the Debenture in the denomination set forth on the signature page hereof subject to the terms and conditions set forth herein; and

WHEREAS, the Company is offering a minimum of $10,000 in Debentures (the "Minimum Amount") and up to an aggregate of $1,235,000 of Debentures after the Minimum Amount is subscribed for and accepted by the Company;

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the parties to this Agreement mutually agree as follows:

1. **AUTHORIZATION AND SALE.**

1.1 Authorization. The Company has authorized the issuance and sale of the Debentures and the repayment of the Debentures in the event the Debentures do not convert into SDVOSB Shares of the Company in accordance with the terms of the Debentures.

1.**2 Sale**. Subject to the terms and conditions hereof, the Purchaser agrees to purchase from the Company, and the Company agrees to sell and issue to the Purchaser, the principal U.S. dollar amount of Debentures set forth next to the Purchaser's name on the signature page hereof.

2. **CLOSING; DELIVERY.**

2.1 Closing. An initial closing on the sale of the Debentures shall take place at such time as the Minimum Amount has be subscribed for and those funds have cleared and after the proper officer(s) of the Company have accepted this Agreement on behalf of the Purchaser (the "Closing").

FP:  truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	*Net Proceeds*
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

2.**2 Delivery.** At the Closing and subject to the terms and conditions hereof, the Company will cause the Debenture to be issued and delivered to the Purchaser.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchasers as follows:

3.**1 Organization.** The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Florida. The Company has all the requisite corporate power and authority necessary to conduct its business as it is now being conducted and as proposed to be conducted and to own or lease the properties and assets it now owns or holds under lease, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the failure to qualify would have a material adverse effect upon its operations or financial condition.

3.**2 Common Stock, When Issued.** The Company's membership interests are all owned by Harrison Kendall, the Company's founder and Chief Executive Officer. Upon the transition of the Company into a C corporation and the conversion of the Debentures into SDVOSB Shares, those shares, when issued, will be duly issued, fully paid and non-assessable.

3.**3 Authorization.** The Company has the full legal power and authority to enter into this Agreement and to perform all of its obligations contemplated hereunder and thereunder. The execution, delivery and performance of this Agreement has been duly authorized by all necessary Company action, and this Agreement constitutes (or will constitute, upon execution thereof) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules and laws governing specific performance, injunctive relief and other equitable remedies. No further authorization on the part of the Company or its members is necessary to consummate the transactions contemplated by this Agreement. Except for any filings required by federal securities laws that have been or will be made by the Company, no consent, approval, authorization or order of, or declaration by, filing or registration with, any court or governmental or regulatory agency or board is or will be required in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

3.**4 Compliance with Law and Other Instruments.** To its knowledge, the Company has complied in all respects with, and is not in material violation of, any statutes, laws, regulations, decrees and orders of the United States, any foreign country, any state, municipality and agency applicable to the Company or the conduct of its respective business. Upon consummation of this Agreement, the Company will not be in default in any material respect in the performance of any obligation, agreement or condition contained in any promissory note, indenture, loan agreement or other material contract to which it is a party or by which its properties are bound. Neither the issuance of the Debenture nor the SDVOSB Shares, when issued, or the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will (i) conflict with, constitute a breach of, constitute a default under, or an event which, with notice or lapse of time or both, would be a breach of or default under, the respective Articles of Organization or bylaws of the Company; (ii) conflict with or constitute a breach of, constitute a default under, or an event which, with notice or lapse of time or both would be a breach of or default under, any

FP:  truCrowd


OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

agreement, indenture, mortgage, deed of trust or other instrument or undertaking to which the Company is a party or by which any of its properties are bound which would have a material adverse effect on the Company's business, (iii) constitute a violation of any law, regulation, judgment, order or decree applicable to the Company; (iv) result in the creation or imposition of any lien or material charge or encumbrance upon any property of the Company; or (v) permit any party to terminate any agreement to which the Company is a party or beneficiary thereto which would have a material adverse effect on the Company's business.

3.**5 Litigation.** To the Company's knowledge, there is no litigation or governmental proceeding or investigation pending or threatened against or affecting the Company which would reasonably be expected to result in any judgment or liability which would materially and adversely affect any of the property and assets of the Company or the right of the Company to conduct its businesses as now conducted or as proposed to be conducted.

4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser hereby severally represents and warrants to the Company as follows:

4.1 The Minimum Amount is Required to Close. Purchaser is aware that the Debentures being offered by the Company are offered on a "best efforts" basis and no commitment exists by anyone to purchase any of the Debentures. We must raise the Minimum Amount, i.e., $10,000 to continue to raise funds in this offering. To the extent that we only sell a nominal number of Debentures, including the Minimum Amount, or other securities of the Company, we will be prevented from fully implementing our immediate business plans absent additional financing.

No assurance can be given that after the Minimum Amount is raised, any additional Debentures will be sold.

4.**2 Purchase for Own Account.** Purchaser is acquiring the Debenture and upon conversion, the SDVOSB Shares for his/her own account, for investment and not with a view to or in connection with any distribution or resale thereof. He does not have any contract, understanding, agreement or arrangement with any person to sell or transfer the Debenture or SDVOSB Shares upon conversion of the Debenture.

4.3 Restrictions on Transfer. Purchaser understands that (a) neither the Debenture nor, upon conversion, the SDVOSB Shares, have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any jurisdiction and (b) the economic risk of an investment in the Debenture must be borne for an indefinite period of time because the Debenture and upon conversion, the SDVOSB Shares may not be sold or otherwise transferred unless subsequently registered under the Securities Act or an exemption from registration under the Securities Act is available.

4.**4 Power and Authority.** Purchaser has the requisite power and authority to enter into this Agreement, to purchase the Debenture and to carry out and perform his/her obligations under the terms of this Agreement. The execution, delivery and performance by him/her of this Agreement to which he/she is a party do not contravene the terms of any organizational documents and do not violate, conflict with

FP:


OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

or result in any breach or contravention of any contract or agreement to which he/she or it is a party or constitute a violation of any law, regulation, judgment, order or decree applicable to him/her or it.

4.**5 Due Execution.** This Agreement has been duly authorized, executed and delivered by the Purchaser and, upon due execution and delivery by the Company, will be a valid and binding agreement of the Purchaser, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules and laws governing specific performance, injunctive relief and other equitable remedies.

5. <u>CONDITIONS OF PURCHASERS' OBLIGATIONS AT CLOSING</u>

The obligations of Purchaser to this Agreement to close are subject to the fulfillment on or before the Closing of each of the following conditions, unless waived by the Purchaser:

5.1 Representations and Warranties. The representations and warranties of the Company contained in Section 4 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

5.2 Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

5.**3 Qualifications.** All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body that are required in connection with the lawful issuance and sale of the Debenture pursuant to this Agreement shall be duly obtained and effective as of the Closing.

6. <u>MISCELLANEOUS.</u>

6.1   This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.2   Purchaser agrees not to transfer or assign this Agreement or any of Purchaser's interest herein and further agrees that the transfer or assignment of the Debentures acquired pursuant hereto shall be made only in accordance with all applicable laws.

6.3   Purchaser agrees that subject only to the Minimum Amount being raised, Purchaser cannot cancel, terminate, or revoke this Agreement or any agreement of Purchaser made hereunder, and this

FP:


SDVOSB

OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

Agreement shall survive the death or legal disability of Purchaser and shall be binding upon Purchaser's heirs, executors, administrators, successors, and permitted assigns.

6.4   Purchaser has read and has accurately completed this entire Agreement.

6.5   This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

6.6   Purchaser acknowledges that it has been advised and has had the opportunity to consult with Purchaser's own attorney regarding this subscription and Purchaser has done so to the extent that Purchaser deems appropriate.

6.7   Failure of the Company to exercise any right or remedy under this Agreement or any other agreement between the Company and the Purchaser, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

6.8   This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Florida, as such laws are applied by the Florida courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Purchaser and the Purchaser's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

6.9   Any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for Lee County, Florida. The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for Lee County, Florida.

6.10   If any provision of this Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

6.11   The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Agreement by the Company or the Purchaser and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

6.12   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or

FP:  truCrowd


OFFERING STATEMENT

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Purchaser hereby acknowledges that this Agreement may not be revoked by the Purchaser. Purchaser agrees that if this Agreement is accepted, Purchaser shall, and Purchaser hereby elects to, execute any and all further documents necessary in connection with this Agreement.

6.13   All representations and warranties contained in this Agreement or made in writing by Purchaser or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Purchaser, and the issuance and sale of the Debentures.

6.14   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Purchaser and the Company.

6.15   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Purchaser, it shall be pursuant to the information set forth in Purchaser's Signature Page hereto or to an update thereto as Purchaser shall provide to the Company in writing. When notice is given to the Company, it shall be sent to SDVOSB Materials Technology & Supply LLC at 1801 Palmdale Ct, Ft Myers FL 33916, Attention: Harrison Kendall or to another address as the Company shall provide to the Purchaser in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to Harrison.Kendall@SDVOSBmaterials.com.

6.16   Purchaser irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Debentures, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Purchaser to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Purchaser. Purchaser hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Purchaser to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Purchaser.

6.17   This Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

6.18   This Agreement shall be governed by and construed under the laws of the State of Florida, without regard to the conflicts of laws provisions of the State of Florida or any other state.

FP:



OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	$10,000	$9,200
Maximum Amount	$1,235,000	$1,106,200

6.19   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.20   The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.21   No delay or omission to exercise any right, power or remedy accruing to the Company or the Purchasers upon any breach, default or noncompliance of the Purchasers or the Company under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of the Company or the Purchasers of any breach, default or noncompliance under this Agreement or any waiver on the Company's or the Purchasers' part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing and that all remedies, whether under this Agreement, by law, or otherwise afforded to the Company and the Purchasers, shall be cumulative and not alternative.

6.22   Except as otherwise expressly provided herein, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) with the written consent of the Company and the Purchasers holding at least a majority of the principal amount of all Debentures then outstanding.

6.23 The use of the neuter gender herein shall be deemed to include the masculine and feminine genders wherever necessary or appropriate, the use of the masculine gender shall be deemed to include the neuter and feminine genders and the use of the feminine gender shall be deemed to include the neuter and masculine genders wherever necessary or appropriate.

FP:  truCrowd



OFFERING STATEMENT

SDVOSB Materials, Technology &
Supply LLC
1801 Palmdale CT
Fort Myers, FL, 33916
(239) 710-1772 | (917) 216-9400

$10,000 in Corporate Convertible Debenture with a $500 minimum		
	Total Proceeds	Net Proceeds
Target Offering	**$10,000**	**$9,200**
Maximum Amount	**$1,235,000**	**$1,106,200**

IN WITNESS WHEREOF, this Agreement has been executed by the Purchaser and by the Company on the respective dates set forth below

Principal Amount of Debenture Purchased: $_____

Individual Signature(s):

_____   _____
Signature   Signature (Joint-Owner)

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Print or Type Name   Print or Type Name (Joint-Owner)

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Date   Date (Joint-Owner)

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Social Security No.   Social Security No. (Joint-Owner)

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Telepone No.   Street Address

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Email Address   City   State   Zip

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SDVOSB Materials Technology

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By:_____   Date:_____

Harrison Kendall, Managing Member